C21 INVESTMENTS INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 23, 2025

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of C21 Investments Inc. (the "Company") will be held at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia on Tuesday, September 23, 2025 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended March 31, 2025, and the auditor's report thereon;

2. to elect four directors for the ensuing year;

3. to appoint the Company's auditor for the ensuing year; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular ("Information Circular").

The Information Circular and other Meeting materials will be available on the Company's website at www.cxxi.ca/investors/ as of August 25, 2025 and will remain on the website for one full year thereafter. Meeting materials can also be accessed online on SEDAR+ at www.sedarplus.ca and on the United States Securities and Exchange Commission website at www.sec.gov, as of August 25, 2025.

Only shareholders of record at the close of business on July 30, 2025 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated on the proxy form.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6  by 10:00 a.m. (Vancouver time) on September 19, 2025 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  If a registered shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 21st day of August, 2025.

BY ORDER OF THE BOARD

"Michael Kidd"

MICHAEL KIDD

Chief Financial Officer and Corporate Secretary